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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)


                           Stellar Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   85856E105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Richard A. Schmidt
                         c/o Stellar Technologies, Inc.
                      7935 Airport Pulling Road, Suite 201
                             Naples, Florida 34109
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 27, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN (11-03) THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
         CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 85856E105
_______________________________________________________________________________

     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         MAS Services, Inc.
_______________________________________________________________________________

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [ ]
                                                                       (b)  [ ]
_______________________________________________________________________________

     3.  SEC Use Only
_______________________________________________________________________________

     4.  Source of Funds (See Instructions)            OO
_______________________________________________________________________________

     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
                                                                            [ ]
_______________________________________________________________________________

     6.  Citizenship or Place of Organization:         Delaware
_______________________________________________________________________________
                    |      |
 Number of Shares   |   7. | Sole Voting Power:        1,600,000
 Beneficially by    |______|___________________________________________________
 Owned by Each      |      |
 Reporting Person   |   8. | Shared Voting Power:
 With               |______|___________________________________________________
                    |      |
                    |   9. | Sole Dispositive Power:   1,600,000
                    |______|___________________________________________________
                    |      |
                    |  10. | Shared Dispositive Power:
____________________|______|___________________________________________________

    11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,600,000
_______________________________________________________________________________

    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [ ]
_______________________________________________________________________________

    13.  Percent of Class Represented by Amount in Row (11)     6.1%
_______________________________________________________________________________

    14.  Type of Reporting Person (See Instructions)            CO
 _______________________________________________________________________________

CUSIP No.  85856E105
_______________________________________________________________________________

     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Richard A. Schmidt
_______________________________________________________________________________

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [ ]
                                                                       (b)  [ ]
_______________________________________________________________________________

     3.  SEC Use Only
_______________________________________________________________________________

     4.  Source of Funds (See Instructions) OO
_______________________________________________________________________________

     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
                                                                            [ ]
_______________________________________________________________________________

     6.  Citizenship or Place of Organization: United States.
_______________________________________________________________________________
                    |      |
 Number of Shares   |   7. | Sole Voting Power:        1,600,000
 Beneficially by    |______|___________________________________________________
 Owned by Each      |      |
 Reporting Person   |   8. | Shared Voting Power:
 With               |______|___________________________________________________
                    |      |
                    |   9. | Sole Dispositive Power:   1,600,000
                    |______|___________________________________________________
                    |      |
                    |  10. | Shared Dispositive Power
____________________|______|___________________________________________________

    11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,600,000
_______________________________________________________________________________

    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                            [ ]
_______________________________________________________________________________

    13.  Percent of Class Represented by Amount in Row (11)    6.1%
_______________________________________________________________________________

    14.  Type of Reporting Person (See Instructions)           IN
_______________________________________________________________________________

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

      This Amendment No. 2 amends the Statement on Schedule 13D filed on April 28, 2005, as amended by Amendment No. 1 to Schedule 13D on April 29, 2005, by and on behalf of MAS Services, Inc. ("MAS Services") and Richard A. Schmidt (collectively, the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share ("Common Stock"), of Stellar Technologies, Inc., a Colorado corporation (the "Issuer"). This Statement, as amended by this Amendment No. 2, is referred to herein as "Schedule 13D." Except as specifically set forth herein, the Schedule 13D remains unmodified. This
Schedule 13D is being filed to report the following:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) This filing relates to 1,600,000 shares of Common Stock of the Issuer representing 6.1% of the issued and outstanding shares of Common Stock of the Issuer.

         (b) Richard A. Schmidt is the sole officer, director and shareholder of MAS Services and has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,600,000 shares of the Common Stock.

         (c) Other than the transaction described in Item 6 below, no other transactions in the Common Stock of the Company have been effected in the past 60 days by MAS Services or Richard A. Schmidt.

         (d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to a Securities Purchase Agreement (the "Purchase Agreement") dated May 27, 2005 by and among the Issuer, MAS Services and Moonlight Investments Limited ("Moonlight"), MAS Services sold 1,000,000 shares of the Issuer's Common Stock to Moonlight in a private transaction for a total purchase price of $1,000,000. In connection with the sale, the Issuer agreed to register the public sale of the shares of Common Stock purchased by Moonlight. Specifically, with certain exceptions, the Issuer has agreed to include the shares in any registration statement the Issuer files with the Securities and Exchange Commission in order to permit the public resale of the shares. Except as set forth above, there are no contracts, arrangements or other understandings between MAS Services or Richard A. Schmidt and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         99.1 Securities Purchase Agreement dated May 27, 2005, by and among Stellar Technologies, Inc., MAS Services, Inc. and Moonlight Investments Limited.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2005

MAS Services, Inc.

By:  /s/ Richard A. Schmidt                      /s/ Richard A. Schmidt
     -------------------------------             -------------------------------
     Richard A. Schmidt                          Richard A. Schmidt
     President


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)